UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 12, 2017

Forest City Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	1-37671	47-4113168
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Terminal Tower, 50 Public Square Suite 1100, Cleveland, Ohio	44113
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 216-621-6060

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On December 6, 2016, Forest City Realty Trust, Inc. (the “Company”) announced a proposed reclassification, by means of an amendment and restatement of the Company’s charter, whereby each issued and outstanding share of Class B Common Stock of the Company, par value $0.01 per share, will be reclassified and exchanged into 1.31 shares of Class A Common Stock of the Company, par value $0.01 per share, and cash-in-lieu of fractional shares (the “Proposed Reclassification”).

This Current Report on Form 8-K is being filed in connection with a memorandum of understanding (the “MOU”) relating to a proposed settlement of a putative consolidated class action and derivative litigation pending in the Circuit Court for Baltimore City, Maryland (the “Court”) challenging the Proposed Reclassification. This consolidated action, captioned In re Forest City Realty Trust, Inc. Class A Stockholder Litigation, No. 24-C-17-001424 (the “Action”), names as defendants the Company, certain current and former members of the Company’s Board of Directors, RMS, Limited Partnership (“RMS”), and certain members of the Ratner, Miller and Shafran families (including the general partners of RMS). On April 28, 2017, plaintiffs filed a consolidated amended complaint in the Action alleging various claims against defendants on behalf of a putative class of the Company’s stockholders, as well as proposed derivative claims on behalf of the Company. Plaintiffs allege, among other things, that the Proposed Reclassification would violate the Company’s charter, that defendants breached and/or aided and abetted breaches of fiduciary duties and contractual obligations in connection with the Proposed Reclassification, and that the Proposed Reclassification would unjustly enrich the Ratner Family Members (as defined in that certain Reclassification Agreement, dated December 5, 2016, between the Company and RMS, previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 6, 2016). Plaintiffs also allege that the Class A stockholder vote is being sought coercively and based on a preliminary Registration Statement on Form S-4 relating to the Proposed Reclassification that contains misstatements or omissions of material fact. The consolidated amended complaint seeks, among other things, an order enjoining the stockholder vote on the Proposed Reclassification.

On May 12, 2017, solely to avoid the costs, risks, and uncertainties inherent in litigation and without admitting any liability or wrongdoing, the defendants in the Action entered into the MOU, which provides, subject to final court approval, for the settlement and dismissal of the Action with prejudice, along with the complete release all claims that were or could have been asserted in the Action. In the MOU, the parties agreed, among other things, that (i) the Company has included in its Registration Statement on Form S-4 relating to the Proposed Reclassification certain disclosures requested in one or more of the complaints filed in the Action, (ii) the Company’s Corporate Governance Guidelines will be amended to provide that no individual will be nominated for election as a director of the Company following the calendar year in which that individual turned 75 years of age; provided, however, that any individual who has served as a director prior to entering into the MOU and would be prohibited by this policy from being nominated for election may nevertheless be nominated for election upon the recommendation of the Corporate Governance and Nominating Committee for no more than three additional one-year terms notwithstanding this policy, and (iii) subject to certain conditions, RMS and the Ratner Family Members will hold, in the aggregate and for no less than twelve months after the closing of the Proposed Reclassification, at least 11,350,000 shares of Class A Common Stock (equal to 50% of the approximately 22,700,000 shares RMS and the Ratner Family Members will receive for their Class B shares in the Proposed Reclassification), unless the Audit Committee of the Board of Directors, in the exercise of its fiduciary duties and in response to an advance written request from RMS or any Ratner Family Member, consents to any sale, transfer, or other disposition of Class A shares at an earlier time (the “Holding Requirement”); provided, however, that (a) the Holding Requirement will automatically expire in the event that the Company announces an agreement providing for a change of control transaction, and

(b) any waiver granted by the Audit Committee and the reason(s) the waiver was given will be disclosed by the Company in a filing with the SEC, but no later than in the Company’s next Form 10-Q or Form 10-K filed with the SEC following the grant of such waiver.

The defendants deny all of plaintiffs’ claims and believe that no further disclosures were required under applicable laws. However, to avoid the risk that the Action might delay or otherwise adversely affect the consummation of the Proposed Reclassification and to minimize the expense of defending such litigation, defendants have agreed to the proposed settlement. The MOU contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to the Company’s stockholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled by the Court to consider the fairness, reasonableness, and adequacy of the settlement. In the event the settlement is finally approved by the Court, it will resolve and release all claims that were or could have been brought in the Action by plaintiffs or any members of the putative class, whether directly or derivatively on behalf of the Company, including any claims challenging any aspect of the Proposed Reclassification. In addition, in connection with the settlement, the parties contemplate that plaintiffs’ counsel will file a petition in the Court for an award of attorneys’ fees and expenses to be paid by the Company, which the defendants may oppose. The Company will pay or cause to be paid any attorneys’ fees and expenses awarded by the Court.

There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court will approve the settlement contemplated by the MOU even if the parties were to enter into such stipulation. In either event, or certain other circumstances specified in the MOU, the proposed settlement as contemplated by the MOU may be terminated.

The settlement will not affect, among other things, the exchange ratio in the Proposed Reclassification, or the timing of the Company’s 2017 Annual Meeting of Stockholders, to be held on June 9, 2017, at which Company stockholders will consider and vote upon a proposal to approve the Proposed Reclassification.

Important Additional Information

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Company’s 2017 Annual Meeting of Stockholders and the Proposed Reclassification, the Company has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4, containing a proxy statement/prospectus of the Company, which proxy statement/prospectus has been mailed to stockholders. This document is not a substitute for such registration statement, proxy statement/prospectus or any other documents that the Company may file with the SEC or send to stockholders in connection with the Proposed Reclassification. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information.

Stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://ir.forestcity.net/.

Participants In The Solicitation

The directors, nominees, and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies from stockholders in respect of the matters to be considered at the Company’s 2017 Annual Meeting of Stockholders, including the Proposed Reclassification. Information about the Company’s directors, nominees, and executive officers, including a description of their direct and indirect interests, is contained in the proxy statement/prospectus, which was filed with the SEC on May 1, 2017, and in the Company’s other filings with the SEC.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and often address our expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words, such as “potential,” “expect,” “intend,” “plan,” “may,” “subject to,” “continues,” “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. All statements regarding the Proposed Reclassification and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the Proposed Reclassification, whether and when the Proposed Reclassification will be completed and expected future financial performance are forward looking. Discussions of strategies, plans or intentions often contain forward-looking statements. Actual results, developments and business decisions may differ materially from those expressed or implied by such forward-looking statements. Important factors, among others, that could cause the Company’s actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive the requisite approval of its stockholders necessary to complete the Proposed Reclassification, any other delays with respect to, or the failure to complete, the Proposed Reclassification, the ability to carry out future transactions and strategic investments, as well as the acquisition related costs, and unanticipated difficulties realizing expected benefits anticipated when entering into a transaction, and litigation risks, including risks with respect to the outcome of any legal proceedings that have or may be instituted against the Company or others relating to the Proposed Reclassification. These risks and uncertainties, as well as others, are discussed in more detail in our documents filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2016, our quarterly reports on Form 10-Q, and our Current Reports on Form 8-K. We expressly disclaim any obligation to update any forward-looking statement contained in this document to reflect events or circumstances that may arise after the date hereof, all of which are expressly qualified by the foregoing, other than as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY REALTY TRUST, INC.

By:	/s/ Robert G. O’Brien
	Name:	Robert G. O’Brien
	Title:	Executive Vice President and Chief Financial Officer

Date: May 15, 2017